Exhibit 99.1

Richard K. Davis

President and CEO

800 Nicollet Mall, 23rd Floor

Minneapolis, MN  55402

March 22, 2007

Dear Investor:

I want to bring to your attention a matter of serious concern for our company.  The proxy statement that you recently received for our 2007 annual shareholders’ meeting contains two shareholder proposals (Proposals 5 and 6) that, if adopted, could put U.S. Bancorp at a serious competitive disadvantage and erode the value of your investment.

Please take the time to vote – every shareholder vote counts!

Proposal 5 seeks to require U.S. Bancorp to annually ask for shareholder approval of the executive compensation described in our proxy statement.  Proposal 6 seeks to constrain our company’s ability to provide a specific, important executive retirement benefit.  Both of these proposals are wrong for our company.

•                  Proposal 5 would put U.S. Bancorp at a competitive disadvantage

Proposal 5 would have shareholders vote on the compensation of the executive officers named in our proxy statement.  If Proposal 5 passes and shareholders are given an advisory vote in the future on executive compensation, any shareholder advisory vote disapproving executive compensation could result in unintended consequences and negative publicity for your company not shared by most of its peers.  This could also put pressure on our compensation committee to reduce executive compensation below competitive levels.

Adoption of Proposal 5 could lead to the loss of executive talent, which would erode the long-term value of your investment.

•                  Proposal 5 would not result in a meaningful dialogue with shareholders

If the goal of Proposal 5 is to promote dialogue between shareholders and the company concerning executive compensation decisions, this is not an effective mechanism at our company.  U.S. Bancorp stock is held by hundreds of thousands of companies and individuals, and the largest shareholder owns only 5.4% of our shares.  It is impossible to have a meaningful dialogue with a significant segment of shareholders regarding executive compensation practices.  Your Board of Directors is entrusted with making decisions on complex matters such as these on behalf of our diverse shareholder base.

•                  Proposal 6 would put U.S. Bancorp at an additional and unique disadvantage

Proposal 6 would have our company develop pay formulas in which certain executive retirement benefits are based on annual salary alone, without regard to annual bonuses.  Since the vast majority of our peers that offer these benefits include annual bonuses in their formulas, our company would be at a disadvantage if it could not offer a similar benefit to its senior managers.

Additionally, this constraint would have an even greater impact on U.S. Bancorp than on its competitors, because our “pay for performance” philosophy results in a pay structure more heavily weighted toward incentive pay, such as annual bonuses.

•                  Both proposals target the wrong company

If individual companies are to be targeted for their compensation practices, they should be the underperformers – not us.  Our performance has been industry leading.

Performance Metrics

4Q 2006*

	USB	Peer Median	USB Rank
Return on Assets	2.18%	1.27%	1
Return on Equity	23.2%	12.8%	1
Efficiency Ratio	47.2%	59.8%	1

We rank number one among our peer banks in total shareholder return in the past year and over the last ten years, as well as number one in dividend growth over the past ten years.  In fact, a $100 investment in U.S. Bancorp in 1996 was worth $487 in 2006.

2006 Total Shareholder Return

Source:  Bloomberg

A better approach is to give recent compensation disclosure reforms a chance to work.   Then, if shareholder advisory votes on compensation are thought to be advisable, they should be implemented at all companies, not selectively directed at top performers like U.S. Bancorp.

You know that we have always managed this company for the benefit of our shareholders, and our results show that commitment.  I, along with your Board of Directors, urge you to vote against Proposals 5 and 6 when you submit your proxy for our 2007 annual meeting.

Sincerely,

Richard K. Davis

P.S.  I encourage you to vote by telephone or internet in order to reduce your company’s mailing and handling expenses.  Instructions for telephone and internet voting can be found on the enclosed proxy card.   If you prefer to vote by mail, simply follow the instructions for completing the card and mail it in the envelope provided.  If you have any questions, please call our proxy solicitor, MacKenzie Partners, Inc., at (800) 322-2885.

*Source: company reports.  Peer banks: BAC, BBT, CMA, FITB, KEY, NCC, PNC, RF, STI, WB, WFC and WM.  NCC excludes First Franklin gain on sale.